BY EDGAR AND OVERNIGHT DELIVERY
May 13, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Piper Jaffray Companies
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-31720

Ladies and Gentlemen:
     On behalf of Piper Jaffray Companies (“Piper Jaffray”), I am pleased to submit this response to the additional comments of the Staff on the above-referenced Form 10-K (the “Form 10-K”), as set forth in Mr. Gordon’s letter to me dated May 1, 2008.
     For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of Piper Jaffray.
     On behalf of the Company, I hereby acknowledge that (i) Piper Jaffray is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Piper Jaffray may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. William Demarest and Mr. Philip Rothenberg, by overnight mail, a copy of this letter.
Item 11. Executive Compensation, Page 18
1.	Comment: We note your response to our prior comment 1. We believe, however, that disclosure of the amounts in your cash awards program should be reflected in the Summary Compensation Table. We are therefore reissuing this comment. On page 24 of the Schedule 14A proxy, you disclose that cash awards granted to your named executive officers which are conditioned on the award recipient’s continued employment with you on the payment date are not included in the Summary Compensation Table as 2007 compensation. Per Regulation S-K, Item 402(c)(2)(vii), it appears that such awards should be included in the Summary Compensation Table. Please include this disclosure

May 13, 2008

in the Summary Compensation Table in future filings, and advise us regarding how you intend to revise this disclosure in the future.
Response:
In future disclosures, we will include amounts paid pursuant to the referenced cash awards in the Summary Compensation Table for the year in which they were paid. We continue to believe that the cash awards do not constitute a non-equity incentive payout pursuant to the currently-effective Item 402(c)(2)(vii) of Regulation S-K. Accordingly, we would propose to disclose the cash award payments in the same columns in which they were previously reported. Mr. Duff’s $500,000 discretionary cash award was previously reported in the “Bonus” column, and the balance of the cash award payments were previously reported in the “All Other Compensation” column.
Exhibit 13.1 Annual Report
Notes to the Consolidated Financial Statements
Note 17 Contingencies, Commitments and Guarantees
Legal Contingencies, page 50
2.	Comment: In future filings please provide discussion of each individual matter for which you have determined that an accrual is necessary. Also, to the extent that a liability greater than the amount accrued is reasonably possible, include the required disclosures. For reference, please see paragraphs 9, 10, and 39 of SFAS 5.

Response: In future filings, the Company will disclose the nature of an accrual made pursuant to Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” and will provide a discussion of matters for which we have determined an accrual is required, as necessary for the financial statements not to be misleading. In addition, the Company will consider disclosure of a contingency when there is at least a reasonable possibility that a loss or an additional loss my have been incurred greater than the amount accrued.
          If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (612) 303-6339 or John Geelan at (612) 303-6454. Please note that my fax number has changed and it is now (612) 303-8199.
Sincerely,
/s/ Thomas P. Schnettler
Thomas P. Schnettler
Vice Chairman and Chief Financial Officer

cc:	James L. Chosy, General Counsel, Piper Jaffray Companies
Timothy L. Carter, Chief Accounting Officer, Piper Jaffray Companies
Dan Bauer, Ernst & Young LLP
Steven C. Kennedy, Faegre & Benson LLP